Exhibit 1

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:                 REPORTING ISSUER

MI Developments Inc. (“MID”)
455 Magna Drive
Aurora, ON  L4G 7A9

ITEM 2:                 DATE OF MATERIAL CHANGE

October 15, 2008

ITEM 3:                 PRESS RELEASE

On October 15, 2008, a press release (the “Press Release”) describing the material change was issued by MID and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the Toronto Stock Exchange, to the New York Stock Exchange and to Canada Newswire for publication and dissemination through its Canadian Custom Disclosure and New York Metro networks.  The Press Release is attached as Schedule A to this report.

ITEM 4:                 SUMMARY OF MATERIAL CHANGE

On October 15, 2008, MID announced that it had agreed to extend and increase the maximum commitment under the bridge loan (the “Bridge Loan”) provided to Magna Entertainment Corp. (“MEC”) on September 13, 2007 by a subsidiary of MID (the “MID Lender”).  The maturity date of the Bridge Loan will be extended from October 31, 2008 to December 1, 2008 or such later date or dates as may be determined in writing from time to time by the MID Lender in its sole discretion (with such later date or dates being subject to such conditions as may be determined by the MID Lender in its sole discretion).  In addition, the maximum commitment of the Bridge Loan will be increased from US$110 million to US$125 million and MEC will be permitted to redraw the US$4.5 million repaid in July 2008 using asset sale proceeds, such that the amount available for borrowing to MEC under the Bridge Loan will be increased by approximately US$19.5 million.

MID also announced that it would extend the deadline for repayment of at least US$100 million under the project financing facility made available in December 2004 by the MID Lender to Gulfstream Park Racing Association, Inc., the subsidiary of MEC that operates the Gulfstream Park racetrack in Florida (the “Gulfstream Facility”), from October 31, 2008 to December 1, 2008 or such later date or dates as may be determined in writing from time to time by the MID Lender in its sole discretion (with such later date or dates being subject to such conditions as may be determined by the MID Lender in its sole discretion).  In addition, any repayments made under the Gulfstream Facility or the project financing facility made available in July 2005 by the MID Lender to Remington Park, Inc., the subsidiary of MEC that operates the Remington Park racetrack in Oklahoma (together with the Gulfstream Facility, the “Project Financing Facilities”)

before December 1, 2008 (previously October 31, 2008) or such later date or dates as may be determined in writing from time to time by the MID Lender in its sole discretion (with such later date or dates being subject to such conditions as may be determined by the MID Lender in its sole discretion), will not be subject to a make-whole payment.

The extension and increase relating to the Bridge Loan and the extensions relating to the Project Financing Facilities (collectively, the “Changes”) are conditional on MEC extending the maturity date of its US$40 million senior secured revolving credit facility with a Canadian chartered bank (the “MEC Bank Facility”) from October 15, 2008 to no earlier than November 17, 2008.  Drawdowns under the Bridge Loan will not be permitted after November 17, 2008 unless the MEC Bank Facility has been further extended or replaced.

ITEM 5:                 FULL DESCRIPTION OF MATERIAL CHANGE

Changes to Bridge Loan and Project Financing Facilities

On October 15, 2008, MID announced that it had agreed to extend and increase the maximum commitment under the Bridge Loan.  The maturity date of the Bridge Loan will be extended from October 31, 2008 to December 1, 2008 or such later date or dates as may be determined in writing from time to time by the MID Lender in its sole discretion (with such later date or dates being subject to such conditions as may be determined by the MID Lender in its sole discretion).  In addition, the maximum commitment of the Bridge Loan will be increased from US$110 million to US$125 million and MEC will be permitted to redraw the US$4.5 million repaid in July 2008 using asset sale proceeds, such that the amount available for borrowing to MEC under the Bridge Loan will be increased by approximately US$19.5 million.

MID also announced that it would extend the deadline for repayment of at least US$100 million under the Gulfstream Facility from October 31, 2008 to December 1, 2008 or such later date or dates as may be determined in writing from time to time by the MID Lender in its sole discretion (with such later date or dates being subject to such conditions as may be determined by the MID Lender in its sole discretion).  In addition, any repayments made under the Project Financing Facilities before December 1, 2008 (previously October 31, 2008) or such later date or dates as may be determined in writing from time to time by the MID Lender in its sole discretion (with such later date or dates being subject to such conditions as may be determined by the MID Lender in its sole discretion), will not be subject to a make-whole payment.

In connection with the extension and increase relating to the Bridge Loan, MID will receive a fee of US$1.25 million.  MID will also receive a fee of US$1.0 million with respect to the extension of the Gulfstream Facility.

The Changes are conditional on MEC extending the maturity date of the MEC Bank Facility from October 15, 2008 to no earlier than November 17, 2008.  Drawdowns under the Bridge Loan will not be permitted after November 17, 2008 unless the MEC Bank Facility has been further extended or replaced.

Background

As previously announced, MEC does not expect to execute its debt elimination plan announced on September 13, 2007 on the originally contemplated time schedule, if at all.  Accordingly, MID management expects that MEC will be unable at October 31, 2008 to repay the MEC Bridge Loan or make the required US$100 million repayment under the Gulfstream Facility.

The Changes are intended to permit MID and MEC to complete their exploration of the strategic transactions and alternatives available in respect of MEC, including a recapitalization, restructuring or sales of some or all of MEC’s assets, and evaluation of whether or to what extent MID might participate in any such transactions or alternatives.  There can be no assurance that any transaction relating to MID or MEC will be completed.

Special Committee Process

The Changes were reviewed and considered by the Special Committee of independent directors of MID comprised of Mr. Neil Davis, as Chairman, and Messrs. Phil Fricke and Manfred Jakszus (the “Special Committee”).  The MID Board determined that each of the members of the Special Committee is independent of MID management and of MEC and is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of MID.

Based upon, among other things, the recommendations of, and discussions with, management of MID, discussions with management of MEC, considering the advice of its advisors and the advisors to MID, and its own review and consideration of the Changes, the Special Committee made recommendations to the MID Board.

After considering recommendations of the Special Committee and its own review and consideration of the Changes, the MID Board approved the Changes unanimously (excluding Mr. Stronach, who declared his interest and abstained from voting on the resolution because he is also a director and Chief Executive Officer of MEC).

Formal Valuation and Minority Approval Exemptions

MID is not required to obtain a formal valuation or minority approval under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) in respect of the extension of the maturity date of the Bridge Loan and the extensions relating to the Project Financing Facilities because they are not related party transactions within the meaning of MI 61-101.

MID is not required to obtain a formal valuation in respect of the increase of the maximum commitment under the Bridge Loan (the “Commitment Increase”) because it is a related party transaction that is described in paragraph (l) of the definition of related party transaction in MI 61-101.  Subsection 5.4(1) of MI 61-101 provides that only related party transactions described in paragraphs (a) to (g) of the definition of related party transaction are subject to the formal valuation requirement.

MID is exempt from the minority approval requirement of MI 61-101 in respect of the Commitment Increase pursuant to paragraph (a) of subsection 5.7(1) of MI 61-101 because neither the fair market value of the subject matter of, nor the fair market value of the consideration for the Commitment Increase, exceeds 25% of MID’s market capitalization.  25% of MID’s market capitalization calculated in accordance with MI 61-101 for the purposes of transactions agreed to by MID in October 2008 is C$260,350,176.68 (US$245,640,391.70).(1)

Prior Valuation

To the knowledge of MID and its directors and senior officers, there are no prior valuations (as such term is defined in MI 61-101) relating to or otherwise relevant to the Changes that are required to be disclosed by MI 61-101.

Date of Material Change Report

This material change report is being filed less than 21 days before the date of the closing of the Changes, which, in MID’s view, is both reasonable and necessary in the circumstances as the terms of the Changes were settled and approved by the board of directors of the MID Lender on October 15, 2008, and MEC requires immediate funding to address its short-term liquidity concerns.  The amendment to increase the maximum commitment under the Bridge Loan will be filed by MID on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

ITEM 6:                 RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7:                 OMITTED INFORMATION

Not applicable.

ITEM 8:                 EXECUTIVE OFFICER

The following executive officer of MID is knowledgeable about the material change and this report:

Richard J. Crofts
Executive Vice-President, Corporate Development,
General Counsel and Secretary
(905) 726-7505

(1)           Based on the Bank of Canada C$/US$ noon rate on September 30, 2008 of 0.9435.

ITEM 9:                 DATE OF REPORT

DATED October 15, 2008.

by
Richard J. Crofts
Executive Vice-President, Corporate Development, General Counsel and Secretary

SCHEDULE A	MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

MI DEVELOPMENTS ANNOUNCES CHANGES TO

MAGNA ENTERTAINMENT BRIDGE LOAN AND PROJECT FINANCING FACILITIES

October 15, 2008, Aurora, Ontario, Canada – MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that it and one of its wholly-owned subsidiaries (collectively, “MID”) have agreed to increase and extend the bridge loan (the “Bridge Loan”) provided in September 2007 to Magna Entertainment Corp. (“MEC”) and to extend the deadline for repayment of certain amounts under the project financing facility provided in connection with MEC’s racing and alternative gaming facilities at Gulfstream Park in Florida.  The increase and extensions are intended to permit MID and MEC to complete their exploration of the strategic transactions and alternatives available in respect of MEC, including a recapitalization, restructuring or sales of some or all of MEC’s assets, and evaluation of whether or to what extent MID might participate in any such transactions or alternatives.

The maturity date of the Bridge Loan will be extended from October 31, 2008 to December 1, 2008.  In addition, the maximum commitment of the Bridge Loan will be increased from US$110 million to US$125 million. MEC will also be permitted to redraw the US$4.5 million that it repaid in July 2008 using asset sale proceeds such that the amount available to MEC under the Bridge Loan will be increased by approximately US$19.5 million. US$95.9 million is currently outstanding under the Bridge Loan.

MID will also extend the deadline for repayment of at least US$100 million under the Gulfstream Park project financing facility from October 31, 2008 to December 1, 2008 (during which time any repayments made under that facility or the facility provided in connection with MEC’s racing and alternative gaming facilities at Remington Park in Oklahoma will not be subject to a make-whole payment).

In connection with the increase to and extension of the Bridge Loan, MID will receive a fee of US$1.25 million.  MID will also receive an extension fee of US$1.0 million under the Gulfstream Park facility.  The increase and extensions are conditional on MEC extending the maturity date of its US$40 million senior secured revolving credit facility with a Canadian chartered bank from October 15, 2008 to no earlier than November 17, 2008.  Draws under the Bridge Loan will not be permitted after November 17, 2008 unless the MEC bank facility has been further extended or replaced.

The MID Board approved the changes after considering, among other things, recommendations from a Special Committee of independent directors.

Dennis Mills, MID’s Vice-Chairman and Interim Chief Executive Officer, stated, “The recent market disruptions have complicated the process being pursued by MID.  We are aware that not all MID shareholders may support the need to afford MEC this limited, incremental funding, but we believe that this is the most appropriate course of action for MID during this challenging period.  We are committed to quickly developing and implementing a solution that is in the best interests of MID and its shareholders.”

There can be no assurance that any transaction relating to MID or MEC will be completed.

MID will file a material change report immediately upon filing of this press release.  The material change report will be filed less than 21 days before the date of the closing of the increase and extensions, which, in MID’s view, is both reasonable and necessary in the circumstances as the terms thereof were settled, and approved by MID’s Board of Directors, on October 15, 2008, and MEC requires immediate funding to address its short-term liquidity concerns.  For more details on the increase and extensions, please refer to the material change report.  In addition, the amendment to the Bridge Loan will be filed by MID on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe.  MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a controlling interest in MEC, North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information about this press release, please contact Dennis Mills, MID’s Vice-Chairman and Interim Chief Executive Officer, at 905-726-7614.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities legislation.  Forward-looking statements may include, among others, statements relating to the reorganization proposal and the terms and conditions of such proposal.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future events or results and will not necessarily be accurate indications of whether or the times at or by which such future events or results will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to the risks that the parties may not proceed with the reorganization proposal delivered to the Company on March 31, 2008, and if the parties decide to proceed with a transaction, the terms of such transaction may differ from those that are currently contemplated by the proposed reorganization.  Other important factors are set forth in the “Risk Factors” section in MID’s Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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